

17018443

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SEC Mail Processing Section

NOV 29 2017

Washington DC 408

SEC FILE NUMBER
8-28508

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 AND ENDING 09/30/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Buckingham Research Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue, 6th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Mirro, Managing Director and Chief Financial Officer (212) 922-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

2017 NOV 29 PM 2:43 SEC / TM RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Mirro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Buckingham Research Group Incorporated, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAUREN B SCHMIDT
NOTARY
NO. 01SC6283852
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
06-17-2021
PUBLIC
STATE OF NEW YORK

Signature

Managing Director and Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BUCKINGHAM RESEARCH GROUP INCORPORATED

Statement of Financial Condition

SEPTEMBER 30, 2017



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Buckingham Research Group Incorporated

We have audited the accompanying statement of financial condition of The Buckingham Research Group Incorporated (the "Company") as of September 30, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Buckingham Research Group Incorporated as of September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
November 27, 2017

THE BUCKINGHAM RESEARCH GROUP INCORPORATED

Statement of Financial Condition
September 30, 2017

ASSETS		
Cash	$	5,098,388
Due from brokers		618,827
Deposit with broker		500,000
Commissions receivable		61,654
Employee and shareholder loans		79,521
Furniture, equipment and leasehold improvements, net (less accumulated depreciation and amortization of $4,612,227)		221,927
Deferred tax asset		91,809
Prepaid expenses		397,724
Due from affiliate		1,567
Other assets		616,305
	$	7,687,722
Liabilities		
Accounts payable and accrued expenses	$	436,672
Commissions payable		76,072
Compensation payable		170,000
Deferred rent and credit		425,307
		1,108,051
Commitments		
STOCKHOLDERS' EQUITY		
Common stock - $0.01 par value:		
Class A, authorized 100,000 shares, 60,139 and 26,602 shares issued and outstanding, respectively		601
Class B, authorized 900,000 shares, 541,332 and 239,485 shares issued and outstanding, respectively		5,413
Additional paid-in capital		9,139,012
Stock subscription receivable		(333,503)
Retained earnings		10,558,241
Treasury stock (33,537 shares of Class A and 301,847 shares of Class B, at cost)		(12,790,093)
Total stockholders' equity		6,579,671
	$	7,687,722

THE BUCKINGHAM RESEARCH GROUP INCORPORATED

Notes to Statement of Financial Condition
September 30, 2017

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Description of business:

The Buckingham Research Group Incorporated ("BRG" or the"Company") was incorporated under the laws of the state of Delaware on November 1, 1982. BRG is engaged primarily in brokerage, investment banking and investment advisory services. BRG is registered as a broker-dealer under the rules of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

BRG clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

[2] Summary of significant accounting policies:

(a) Revenue recognition:

Research, underwriting income and advisory fees are recorded as earned. Commission income is recorded on a trade-date basis as reported by the clearing broker.

Securities transactions are recorded on a trade-date basis.

(b) Cash:

The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

(c) Furniture, equipment and leasehold improvements:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the improvement or the life of the lease, whichever is shorter.

(d) Deferred rent and credit:

The Company leases its office premises, which provides for free rent periods and periodic increases over the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

The Company received work credit allowance when it extended its lease. This credit is being amortized over the term of the related lease.

(e) Income taxes:

BRG elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, BRG's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State income tax purposes. The Company is subject to New York City corporate income tax and the New York State corporate minimum tax.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(e) Income taxes: (continued)

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in the Statement of financial Condition any material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At September 30, 2017, the Company had no valuation allowance recorded. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred taxes resulting from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to the financial statement purposes consist principally of depreciation, amortization and deferred rent.

The Company files its income tax returns on a calendar year basis.

(f) Accounting estimates:

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

(g) New accounting pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the financial statement impact of these changes upon adoption.

NOTE B - DUE FROM BROKERS/DEPOSIT WITH BROKER

Trades executed on behalf of clients of the Company are cleared through the Broadcort division of Merrill, Lynch, Pierce Fenner & Smith, Incorporated ("Broadcort").

In addition, $500,000 is deposited with Broadcort as a clearing deposit.

NOTE C – EMPLOYEE AND SHAREHOLDER LOANS

Employee and shareholder loans are interest-bearing and are due on demand.

NOTE D - PROFIT-SHARING PLAN

The Company maintains a profit sharing/401(k) plan (the "Plan") covering all eligible full-time employees. The Company has total discretion about whether to make an employer contribution to the Plan and the amount of such employer contribution.

NOTE E - COMMITMENTS

The Company has a lease agreement for office facilities that expires on February 28, 2021.

The approximate annual future minimum rental commitments are as follows:

Year Ending September 30,	
2018	$ 1,221,000
2019	1,242,000
2020	1,236,000
2021	515,000
Total	$ 4,214,000

NOTE F - NET CAPITAL REQUIREMENT

BRG, as a broker-dealer registered with the SEC and a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and computes its net capital on the aggregate indebtedness method. The Rule requires BRG to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2017, BRG had net capital of $5,250,481 which was $5,150,481 in excess of its minimum required net capital of $100,000. BRG's ratio of aggregate indebtedness to net capital was 18.20%.

NOTE G - FIXED ASSETS, NET

Fixed assets at September 30, 2017 are comprised of the following:

Equipment	$ 1,266,652
Furniture and fixtures	1,411,279
Computer software	663,421
Leasehold improvements	1,492,802
Total cost	4,834,154
Less accumulated depreciation and amortization	(4,612,227)
	$ 221,927

NOTE H - STOCKHOLDERS' EQUITY

The Company's capital stock consists of Class A and Class B common stock shares. The authorized number of shares at September 30, 2017 was 1,000,000 consisting of 100,000 Class A shares and 900,000 Class B shares. Class A shares have the right to vote and Class B shares do not have the right to vote.

Shares of common stock are purchased by the Company's management and employees at transactional book value as defined in the Shareholders' Agreement.

In March 2017, the Board of Directors of BRG declared dividends of $0.95 per common share outstanding, totaling $286,593 for the year.

During the year ended September 30, 2017, the Company acquired 4,911 Class A shares and 44,250 Class B shares at a total cost of $1,000,761.

During the year ended September 30, 2017 the Company issued 601 Class A shares and 5,408 Class B shares for gross total proceeds of $122,124 net of $70,400 of stock subscriptions receivable which is shown as a reduction of stockholders' equity at September 30, 2017.

Subsequent to September 30, 2017 the Company distributed $2,166,000 to its shareholders.

NOTE I – RELATED PARTY TRANSACTIONS

On March 31, 2016, BRG completed a spin-off of Buckingham Capital Management ("BCM"), its wholly-owned subsidiary, through a tax-free distribution of all of the issued and outstanding common stock of BCM. In connection with the spin-off, the Company entered into a two year agreement with BCM that governs BRG's post spin-off relationship ("Transition Agreement").

The Transition Agreement provides that BRG will provide services to BCM that are reasonably necessary to the operation of BCM which BRG has historically provided to BCM. The fee for these services shall be the portion of the compensation and benefits provided by each shared employee to each entity. Services provided by the shared employees will include but are not limited to financial and income tax accounting, human resource administration, cash management, payables processing, technology administration, legal and compliance.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK

In the normal course of its business, BRG trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk, liquidity risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, and the extent and timing of investor participation in the markets for equity investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, BRG is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that BRG will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Short selling, or the sale of securities not owned by BRG, exposes BRG to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by BRG in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein BRG might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company may invest a portion of their assets in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. These types of investments entail risks in addition to those involved in investments in securities of domestic issuers. Investing in non-U.S. securities may represent a greater degree of risk than investing in U.S. securities. Non-U.S. securities may also be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs.